

Mail Stop 3628

December 18, 2008

By Facsimile and U.S. Mail
Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:**   **Agilysys, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed by Ramius Value and Opportunity Master Fund et al.**
> **Filed December 16, 2008**
> **File No. 0-05734**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal One; Election of Directors, page 10

1. We note your response to comment 4 in our letter dated November 19, 2008; however, we reissue our comment.

Steven Wolosky, Esq.
Agilysys, Inc.
December 18, 2008
Page 2

Incorporation by Reference, page 18

2. We note your response to comment 9 in our letter dated November 19, 2008; however, we reissue our comment.

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions